AB 3/20

[redacted]

12012186

3/4 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 50241 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Prough (310) 806-4200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C.
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000 (Address) Denver (City) CO (State) 80202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

N.C. 3/8

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GOLI KAMANGAR
Commission # 1967180
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2016

Notary Public

Signature

Co-CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. See pages 22-24
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (o) Independent auditors' report.
- ☒ (p) The independent auditors' report on internal control.

Crowe Horwath™

GHP Horwath, P.C.
Member Crowe Horwath International

# SALEM PARTNERS, LLC
# (A DELAWARE LIMITED LIABILITY COMPANY)

## YEAR ENDED DECEMBER 31, 2011

Crowe Horwath

GHP Horwath, P.C.
Member Crowe Horwath International

# SALEM PARTNERS, LLC
## (A DELAWARE LIMITED LIABILITY COMPANY)

## YEAR ENDED DECEMBER 31, 2011

Crowe Horwath™

GHP Horwath, P.C.
Member Crowe Horwath International

1670 Broadway, Suite 3000
Denver, Colorado 80202
+1 303.831.5000
+1 303.831.5032 Fax
www.GHPHorwath.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2011, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the computations of net capital, net capital requirement and aggregate indebtedness required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

GHP Horwath, P.C.

February 24, 2012

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| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER
Salem Partners, LLC [13]

SEC FILE NO.
8-50241 [14]

FIRM I.D. NO.
043363 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
11111 Santa Monica Boulevard, Suite 1070 [20]
(No. and Street)

Los Angeles [21] CA [22] 90025 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/11 [24]

AND ENDING (MM/DD/YY)
12/31/11 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**
Stephen Prough [30]

**(Area Code) — Telephone No.**
(310) 806-4200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of February 20 12
Manual signatures of:
1) ______________________
Principal Executive Officer or Managing Partner
2) ______________________
Principal Financial Officer or Partner
3) ______________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. [70]

ADDRESS

| 1670 Broadway, Suite 3000 [71] | Denver [72] | CO [73] | 80202 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC — N 3 — 100

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-50241 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 371,311 | 200 | | | $ 371,311 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | | 300 | $ | 550 | | 810 |
| 3. Receivable from non-customers | | 355 | 585,613 | 600 | 585,613 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | 58,366 | 670 | 58,366 | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 24,324 | 680 | 24,324 | 920 |
| 11. Other assets | | 535 | 77,587 | 735 | 77,587 | 930 |
| 12. TOTAL ASSETS | $ 371,311 | 540 | $ 745,890 | 740 | $ 1,117,201 | 940 |

OMIT PENNIES

(Continued)

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/11

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| **Liabilities** | **A.I. Liabilities** | **Non-A.I. Liabilities** | **Total** |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] ▼13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other ▼10 | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 53,263 [1205] | [1385] | 53,263 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] ▼12 | [1390] ▼14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders ▼9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | 76,488 [1220] | 209,236 [1440] | 285,724 [1750] |
| 20. TOTAL LIABILITIES | $ 129,751 [1230] | $ 209,236 [1450] | $ 338,987 [1760] |

**Ownership Equity**

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | ▼15 | $ [1770] |
| 22. Partnership (limited partners) LLC | ▼11 ($ 778,214 [1020]) | 778,214 [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | ▼16 | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 778,214 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 1,117,201 [1810] |

OMIT PENNIES

See notes to financial statements.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/11

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 778,214 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | 19 | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 778,214 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 778,214 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ | 745,890 | 3540 | | |
| B. Secured demand note delinquency | | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | | 3600 | | |
| D. Other deductions and/or charges | | | 3610 | (745,890) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 20 $ | 32,324 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| A. Contractual securities commitments | $ | | 3660 | | |
| B. Subordinated securities borrowings | | | 3670 | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | 18 | | 3735 | | |
| 2. Debt securities | | | 3733 | | |
| 3. Options | | | 3730 | | |
| 4. Other securities | | | 3734 | | |
| D. Undue Concentration | | | 3650 | | |
| E. Other (List) | | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ | 32,324 | 3750 |

30

OMIT PENNIES

See notes to financial statements.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/11

## COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 8,650 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 8,650 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 23,674 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 19,349 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 129,751 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 129,751 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 401.41% | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 24 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

## STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ | 3935 |
| b. Commissions on listed option transactions | | 25 | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 26 | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 4,066,537 | 3995 |
| 9. Total revenue | | $ 4,066,537 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 1,357,620 | 4120 |
| 11. Other employee compensation and benefits | | 1,513,996 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | |
| 14. Regulatory fees and expenses | | 17,821 | 4195 |
| 15. Other expenses | | 962,732 | 4100 |
| 16. Total expenses | | $ 3,852,169 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ 214,368 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 28 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | 4338 | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ 214,368 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items (Loss) | | $ (721,382) | 4211 |

See notes to financial statements.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 01/01/11 to 12/31/11

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 563,846 | 4240 |
| A. Net income (loss) | | | 214,368 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 778,214 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | 30 | $ | 4300 |
| A. Increases | | | 4310 |
| B. Decreases | | | 4320 |
| 4. Balance, end of period (From item 3520) | | $ | 4330 |

OMIT PENNIES

See notes to financial statements.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/11

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ 4335 | | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |
| (k)(2)(i) See attached on page 13 | X | |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See notes to financial statements.

**Salem Partners, LLC**
**SEC File Number 8-50241**
**Period: January 1, 2011 through December 31, 2011**

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(i) Information Relating to the Possession or Control Requirements under Rule 15c3-3

Salem Partners, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

"who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "*Special Account for the Exclusive Benefit of Customers of (name of broker or dealer)*".

**SALEM PARTNERS, LLC**
**(A Colorado Limited Liability Company)**

**STATEMENT OF CASH FLOWS**

**YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 214,368 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 12,844 |
| Change in assets: | |
| Increase in accounts receivable | (400,613) |
| Decrease in related party receivables | 61,167 |
| Increase in prepaid expenses and other assets | (17,577) |
| Change in liabilities: | |
| Increase in accounts payable and other | 27,108 |
| Increase in related party payable | 76,488 |
| Total adjustments | (240,583) |
| Net cash used in operating activities | (26,215) |
| Cash flows from investing activities: | |
| Purchases of fixed assets | (5,500) |
| Net cash used in investing activities | (5,500) |
| Net decrease in cash | (31,715) |
| Cash, beginning | 403,026 |
| Cash, ending | $ 371,311 |

See notes to financial statements.

**SALEM PARTNERS, LLC**
**(A Delaware Limited Liability Company)**

**NOTES TO FINANCIAL STATEMENTS**

**YEAR ENDED DECEMBER 31, 2011**

## 1. Summary of significant accounting policies and business of the Company:

### Formation of the Company:

Salem Partners, LLC (the Company), a Delaware limited liability company, was formed in January 1997. At December 31, 2011, Salem Partners Holdings, LLC is the sole member of the Company holding a 100% interest in the Company. Management and control of the Company is vested entirely in the sole member. The sole member's liability is limited to its respective capital contributions, except as otherwise required by law.

### Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology, life sciences, aerospace and defense industries. The Company does not hold customer funds or securities.

### Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

### Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

### Allowance for doubtful accounts receivable:

Accounts receivable consist of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2011, management determined that an allowance for doubtful accounts was not necessary.

## 1. Summary of significant accounting policies and business of the Company (continued):

**Securities owned:**

Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management. At December 31, 2011, the Company did not own any securities.

**Investment banking and advisory services:**

In 2011, the Company earned substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

**Deferred revenue:**

Deferred revenue of $209,236 represents amounts billed or collected but not yet earned under existing agreements and is included in "Line 19.E, Accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition.

**Advertising:**

The Company expenses advertising costs as incurred. During the year ended December 31, 2011, the Company's advertising expenses were insignificant.

**Concentrations:**

During the year ended December 31, 2011, two clients accounted for approximately 19% and 13%, respectively, of the Company's total investment banking and advisory service revenue. At December 31, 2011, two clients account for approximately 44% and 15%, respectively, of the total outstanding accounts receivable balance.

**Use of accounting estimates in the preparation of financial statements:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**1. Summary of significant accounting policies and business of the Company (continued):**

**Income taxes:**

The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements. Furthermore, these financial statements do not reflect a provision for income taxes because, as a Limited Liability Company that has elected to file as a partnership, management believes that the Company is not subject to income taxes, and that such taxes are the responsibility of the member.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2011, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor was any interest expense or penalties recognized during the year ended December 31, 2011. Tax years subject to examination include 2008 through the current period.

**Equity instruments received for services:**

The Company may provide consulting, broker and other services to its clients, pursuant to contractual arrangements, in exchange for equity instruments. Share-based payment transactions are accounted for and recognized in the statement of operations based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Management measures the fair value of the equity instruments in connection with these transactions using the stock price and other measurement assumptions as of the earlier of 1) the date that the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached or, 2) the date at which the Company's performance necessary to earn the equity instruments is complete (that is, the vesting date). During the year ended December 31, 2011, revenue earned from share-based payments in connection with such transactions was insignificant.

**2. Furniture, fixtures and equipment:**

As of December 31, 2011, fixed assets consisted of the following:

| | Amount |
|---|---|
| Leasehold improvements | $ 28,187 |
| Equipment | 117,121 |
| Furniture and fixtures | 70,243 |
| | 215,551 |
| Less accumulated depreciation and amortization | (191,227) |
| | $ 24,324 |

During the year ended December 31, 2011, depreciation and amortization expense was approximately $12,800.

## 3. Operating leases:

The Company leases office space under a five-year operating lease expiring in 2013. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five-year term. The Company is responsible for its proportionate share of any increase in operating expenses of the building and taxes of the lessor.

Total rent expense for the year ended December 31, 2011, excluding rent expense allocated to an affiliate of the Company (Note 6), was approximately $156,400. Future minimum lease payments at December 31, 2011, under this operating lease are approximately as follows:

| Years ending December 31, | Amount |
|---|---|
| 2012 | $ 244,600 |
| 2013 | 167,900 |
| | $ 412,500 |

## 4. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2011, the Company elected not to contribute to the Plan.

## 5. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2011, the Company had net capital of $32,324 which was $23,674 in excess of its required net capital of $8,650, and the Company's net capital ratio was 401.41% to 1.

**5. Net capital requirement (continued):**

The following is a reconciliation between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011) of net capital and the computation based on the audited financial statements:

| | Amount |
|---|---|
| Net capital, as reported in the Company's Part II (unaudited FOCUS report) | $ 139,646 |
| Audit adjustments to adjust revenue for amounts deferred at December 31, 2011 | (48,956) |
| Additional non-allowable assets | (58,366) |
| Net capital | $ 32,324 |

**6. Transactions with affiliates:**

At January 1, 2011, the Company had a receivable from two affiliates of the Company totaling $197,232 and a $77,699 advance from a third affiliate. Under an expense sharing agreement, one of these affiliated entities is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2011, the Company charged the affiliate an additional $161,134 pursuant to the terms of the expense sharing agreement. In addition, the affiliate made a payment of $300,000 for allocated expenses during the year ended December 31, 2011, which included $9,655 of 2012 expenses. At December 31, 2011, the two affiliates have agreed to offset the amounts owed by one of the affiliates to the Company against the amount owed by the Company to the other affiliate. Therefore, the net receivable due from the affiliates at December 31, 2011, in the amount of $58,366 is included in "Line 9, Investment in and receivables from affiliates, subsidiaries and associated partnerships" on the Statement of Financial Condition. In addition, at December 31, 2011, the Company had a $76,488 advance from a third affiliate that is included in "Line 19.E, Accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition. These amounts are non-interest bearing, unsecured and due on demand.

**7. Subsequent events:**

The Company evaluated subsequent events through February 24, 2012, the date the Company's financial statements were available to be issued.

Crowe Horwath™

GHP Horwath, P.C.
Member Crowe Horwath International

1670 Broadway, Suite 3000
Denver, Colorado 80202
+1 303.831.5000
+1 303.831.5032 Fax
www.GHPHorwath.com

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

To the Member of
Salem Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Crowe Horwath™

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 24, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath, P.C.

February 24, 2012

Crowe Horwath™

GHP Horwath, P.C.
Member Crowe Horwath International

1670 Broadway, Suite 3000
Denver, Colorado 80202
+1 303.831.5000
+1 303.831.5032 Fax
www.GHPHorwath.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Salem Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2011, which were agreed to by Salem Partners, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Salem Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Salem Partners, LLC's management is responsible for Salem Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Noted that there were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7.

5. Noted that there was no overpayment to be applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GHP Horwath, P.C.

February 24, 2012

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Salem Partners, LLC
11111 Santa Monica Boulevard, Suite 1070
Los Angeles, CA 90025

Goli Kamangar
(310) 806-4200

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | | |
|---|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | | $ 10,166 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 07/27/2011 Date Paid | | ( 2,052 ) |
| C. | Less prior overpayment applied | | ( ) |
| D. | Assessment balance due or (overpayment) | | 8,114 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | | $ 8,114 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 8,114 | |
| H. | Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Salem Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Member
(Title)

Dated the 24 day of February, 20 12.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2011
and ending Dec. 31, 2011
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,066,537

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,066,537

2e. General Assessment @ .0025 $ 10,166

(to page 1, line 2.A.)

Crowe Horwath™

GHP Horwath, P.C.
Member Crowe Horwath International

1670 Broadway, Suite 3000
Denver, Colorado 80202
+1 303.831.5000
+1 303.831.5032 Fax
www.GHPHorwath.com



February 24, 2012

To the Member of
Salem Partners, LLC

Thank you for providing us the opportunity to perform the audit of Salem Partners, LLC (the "Company") as of and for the year ended December 31, 2011. We sincerely appreciate the courtesy and cooperation the Company's officers and employees extended to us during the audit, and we will be pleased to discuss this letter with you in further detail at your convenience.

In planning and performing our audit of the financial statements and supplemental schedules of the Company as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of issuing our report on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Crowe Horwath™



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This communication is intended solely for the information and use of the Company's Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GHP Horwath, P.C.

GHP HORWATH, P.C.

## SIGNIFICANT DEFICIENCY

Accounting Procedures and Control Activities Related to Revenue Recognition

The Company enters into a variety of contractual arrangements to provide consulting, broker and other services to its clients. Some of these contractual arrangements are complex and contain specific fee payment schedules, which require careful consideration in order to apply the Company's revenue recognition policies and procedures. We noted several instances throughout the year whereby the Company's management did not properly record revenue in accordance with its revenue recognition policies. The improper recognition of revenue related to these transactions results in errors in the Company's periodic computations of aggregate indebtedness under rule 17a-5(g) and net capital under rule 17a-3(a)(11).

**Client Name**
**Attachment A**
**Posted Journal Entries**
**Year-end Date**

| | Description | Assets Current | Assets Long-term | Liabilities Current | Liabilities Long-term | Equity | Profit/Loss |
|---|---|---|---|---|---|---|---|
| | | | | **Debit / (Credit)** | | | |
| 1 | Consulting fees: Valuation services | | | | | | (65,625) |
| | Unearned consulting fees: valuation services | | | 65,625 | | | |
| | *Entry recorded to defer revenue recorded from RHI Entertainment ($87,500 was received in December for services to be rendered from December through March per Company's policies)* | | | | | | |
| 2 | Unearned consulting fees: advisory services | | | (16,667) | | | |
| | Consulting fees: Advisory services | | | | | | 16,667 |
| | *Entry posted to record revenue from 1st Detect Corporation that was deferred at 12/31/11. As contract was terminated in October 2011, the full amount should be recognized.* | | | | | | |
| | | - | - | 48,958 | - | - | (48,958) |

**Client Name**
**Attachment B**
**Proposed Journal Entries**
**Year-end Date**

| Description | Assets Current | Assets Long-term | Liabilities Current | Liabilities Long-term | Equity | Profit/Loss |
|---|---|---|---|---|---|---|
| | **Debit / (Credit)** | | | | | |
| 1 Retained earnings | | | | | (2,500) | |
| Professional fees | | | | | | 2,500 |
| *Professional fees rendered in November and December 2010 and recorded in 2011.* | | | | | | |
| 2 Reimbursed exp. - Other | | | | | | (2,800) |
| Retained earnings | | | | | 2,800 | |
| *Reimbursed expenses billed and recorded as revenue in April 2011 although incurred from October 2010 through March 2011.* | | | | | | |
| | - | - | - | - | 300 | (300) |

Crowe Horwath™

**GHP Horwath, P.C.**
Member Crowe Horwath International

1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

A GHP Financial Group Company